Shareholder Meeting Results
 (Unaudited)

May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

	Votes	Votes		Abstentions
	For	Against
	20,008,773	1,117,424		1,008,267

All tabulations rounded to the nearest whole number.